FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of November 2012

Commission File Number: 001-31819

Gold Reserve Inc.

(Exact name of registrant as specified in its charter)

926 W. Sprague Avenue, Suite 200
Spokane, Washington 99201
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The following exhibits are furnished with this Form 6-K:

99.1 September 30, 2012 Interim Consolidated Financial Statements

99.2 September 30, 2012 Management’s Discussion and Analysis

99.3 Chief Executive Officer’s Certification of Interim Filings

99.4 Chief Financial Officer’s Certification of Interim Filings

Cautionary Statement Regarding Forward-Looking Statements

The information furnished under cover of this Form 6-K contains both historical information and forward-looking statements (within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the Securities Act (Ontario)) that may state our intentions, hopes, beliefs, expectations or predictions for the future. In this report, forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause our actual financial results, performance, or achievements of the Company to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward-looking statements.

These forward-looking statements involve risks and uncertainties, as well as assumptions that may never materialize, prove incorrect or materialize other than as currently contemplated which could cause our results to differ materially from those expressed or implied by such forward-looking statements. The words “believe,” “anticipate,” “expect,” “intend,” “estimate,” “plan,” “may,” “could” and other similar expressions that are predictions of or indicate future events and future trends which do not relate to historical matters, identify forward-looking statements. Any such forward-looking statements are not intended to give any assurances as to future results. Numerous factors could cause actual results to differ materially from those in the forward-looking statements. Due to risks and uncertainties, including the risks and uncertainties identified in our Annual Information Form, actual results may differ materially from current expectations.

Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation:

•         outcome of our ICSID arbitration against the Bolivarian Republic of Venezuela;

•         continued servicing or restructuring of our convertible notes or other obligations as they come due;

•         equity dilution resulting from the conversion of the convertible notes in part or in whole to common shares;

•         value realized from the disposition of the remaining Brisas Project related assets;

•         outcome of the litigation regarding the enjoined hostile takeover bid for us;

•         ability to maintain continued listing on the NYSE MKT and/or the TSX Venture;

•         competition with companies that are not subject to or do not follow Canadian and U.S. laws and regulations;

•         corruption, uncertain legal enforcement and political and social instability;

•         regulatory, political and economic risks associated with Venezuela including changes in laws and legal regimes;

•         currency, metal prices and metal production volatility;

•         adverse U.S and Canadian tax consequences;

•         abilities and continued participation of certain key employees;

•         prospects for exploration and development of other mining projects by us; and

•         risks normally incident to the exploration, development and operation of mining properties.

Investors are cautioned not to put undue reliance on forward-looking statements, and investors should not infer that there has been no change in our affairs since the date of this report that would warrant any modification of any forward-looking statement made in this document, other documents filed periodically with securities regulators or documents presented on our website. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this notice. We disclaim any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to our disclosure obligations under applicable rules promulgated by the relevant securities regulators.

(Signature page follows)

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 29, 2012

GOLD RESERVE INC. (Registrant)

By:    /s/ Robert A. McGuinness

Name:    Robert A. McGuinness

Title:     Vice President – Finance & CFO

3

Exhibit 99.1 Financial Statements (Unaudited)

4

GOLD RESERVE INC.

(A Development Stage Enterprise)

CONSOLIDATED BALANCE SHEETS

 (Expressed in U.S. dollars)

	September 30, 2012	December 31, 2011
ASSETS
Current Assets:
Cash and cash equivalents (Note 4)	$14,237,828	$57,677,370
Assets held for sale (Note 7)	–	450,000
Marketable securities (Notes 5, 6)	698,939	892,271
Deposits, advances and other (Note 12)	2,654,371	194,802
Total current assets	17,591,138	59,214,443
Property, plant and equipment, net (Note 7)	19,265,482	19,125,626
Total assets	$36,856,620	$78,340,069
LIABILITIES
Current Liabilities:
Accounts payable and accrued expenses	$1,496,457	$2,076,131
Accrued interest	1,165,496	234,545
Current portion - convertible notes (Notes 12, 14)	2,490,000	–
Total current liabilities	5,151,953	2,310,676

Convertible notes (Notes 12, 14)	67,517,500	101,833,491
Total liabilities	72,669,453	104,144,167

Measurement uncertainty (Note 1)

SHAREHOLDERS' EQUITY

Serial preferred stock, without par value

Authorized:

Unlimited

Issued:

None

Common shares and equity units

246,296,902

244,023,265

Class A common shares, without par value

Authorized:

Unlimited

Issued and outstanding:

2012…59,798,972

2011…59,043,972

Equity Units

Issued and outstanding:

2012…500,236

2011…500,236

Contributed Surplus

5,171,603

5,171,603

Stock options (Note 9)

19,426,676

17,143,278

Accumulated deficit

(306,562,696)

(292,183,986)

Accumulated other comprehensive income (loss)

(145,318)

41,742

Total shareholders' deficit

(35,812,833)

(25,804,098)

Total liabilities and shareholders' deficit

$

36,856,620

$

78,340,069

The accompanying notes are an integral part of the consolidated financial statements.

Approved by the Board of Directors:

            s/ Chris D. Mikkelsen                                        s/ Patrick D. McChesney

5

GOLD RESERVE INC.

(A Development Stage Enterprise)

CONSOLIDATED STATEMENTS OF OPERATIONS

 (Expressed in U.S. dollars)

	Three Months ended		Nine Months ended		January 1, 2010
	September 30,		September 30,		through
	2012	2011	2012	2011	September 30, 2012
OTHER INCOME
Interest	$922	$25,598	$14,766	$112,399	$373,892
Litigation settlement (Note 13)	1,891,035	–	1,891,035	–	1,891,035
Gain on disposition of marketable securities	–	243,565	7,373	755,233	1,021,692
Gain on sale of equipment	25,581	913,732	25,581	1,460,727	1,905,721
Gain on sale of subsidiaries (Note 10)	–	–	–	–	474,577
Gain on extinguishment of debt	–	–	–	–	1,304
Foreign currency (loss) gain	(11,644)	31,635	(18,807)	9,773	(33,885)
	1,905,894	1,214,530	1,919,948	2,338,132	5,634,336
EXPENSES
Corporate general and administrative	1,231,499	1,199,949	5,479,136	5,525,691	15,393,620
Corporate communications	127,197	131,661	568,105	511,635	1,714,468
Exploration	149,487	–	334,276	–	334,276
Venezuelan operations	75,212	145,037	531,005	893,794	3,530,916
Equipment holding costs	198,025	330,497	758,436	1,269,058	3,994,871
Legal and accounting	554,446	124,750	1,152,425	427,689	2,117,252
Arbitration (Note 3)	349,410	2,649,335	3,216,273	5,795,180	16,165,279
Write-down of machinery and equipment	–	–	–	–	4,400,755
	2,685,276	4,581,229	12,039,656	14,423,047	47,651,437
Loss before interest expense	(779,382)	(3,366,699)	(10,119,708)	(12,084,915)	(42,017,101)

Interest expense	(969,680)	(1,694,917)	(4,259,002)	(5,013,734)	(17,611,132)
Net loss for the period	$(1,749,062)	$(5,061,616)	$(14,378,710)	$(17,098,649)	$(59,628,233)

Net loss per share, basic and diluted	$(0.03)	$(0.09)	$(0.24)	$(0.29)
Weighted average common shares outstanding	60,299,208	59,522,382	60,198,880	59,451,148

GOLD RESERVE INC.

(A Development Stage Enterprise)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

 (Expressed in U.S. dollars)

			Nine Months Ended		January 1, 2010

	Three Months ended
	September 30,		September 30,		through
	2012	2011	2012	2011	September 30, 2012
Net loss for the period	$(1,749,062)	$(5,061,616)	$(14,378,710)	$(17,098,649)	$(59,628,233)
Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on marketable securities	87,462	(130,344)	(179,687)	(506,148)	1,153,599
Adjustment for realized gains included in net loss	–	(243,565)	(7,373)	(755,233)	(1,021,692)
Other comprehensive income (loss)	87,462	(373,909)	(187,060)	(1,261,381)	131,907
Comprehensive loss for the period	$(1,661,600)	$(5,435,525)	$(14,565,770)	$(18,360,030)	$(59,496,326)

The accompanying notes are an integral part of the consolidated financial statements.

6

GOLD RESERVE INC.

(A Development Stage Enterprise)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the Nine Months Ended September 30, 2012 and the Year Ended December 31, 2011

(Expressed in U.S. dollars)

	Common Shares and Equity Units			Contributed Surplus	Stock Options	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	KSOP Debt

	Common Shares	Equity Units	Amount
Balance, December 31, 2010	58,769,851	500,236	$ 243,582,458	$ 5,171,603	$ 14,518,570	$(268,571,593)	$ 1,217,915	$ (110,691)
Net loss						(23,612,393)
Other comprehensive loss							(1,176,173)
Stock option compensation					2,723,577
Fair value of options exercised			98,869		(98,869)
Common shares issued for:
Option exercises ($0.16/share avg.)	95,921		15,778
Services ($1.83/share avg.)	178,200		326,160
KSOP allocation								110,691
Balance, December 31, 2011	59,043,972	500,236	244,023,265	5,171,603	17,143,278	(292,183,986)	41,742	-
Net loss						(14,378,710)
Other comprehensive loss							(187,060)
Stock option compensation					2,346,535
Fair value of options exercised			63,137		(63,137)
Common shares issued for:
Option exercises ($1.56/share avg.)	52,500		81,925
Services ($3.03/share avg.)	702,500		2,128,575
Balance, September 30, 2012	59,798,972	500,236	$ 246,296,902	$ 5,171,603	$ 19,426,676	$(306,562,696)	$ (145,318)	$ -

The accompanying notes are an integral part of the consolidated financial statements.

7

GOLD RESERVE INC.

(A Development Stage Enterprise)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollars)

	Three Months Ended		Nine Months Ended		January 1, 2010
	September 30,		September 30,		through
	2012	2011	2012	2011	September 30, 2012
Cash Flows from Operating Activities:
Net loss for the period	$(1,749,062)	$(5,061,616)	$(14,378,710)	$(17,098,649)	$(59,628,233)

Adjustments to reconcile net loss to net cash

used in operating activities:
Stock option compensation	489,545	405,704	2,346,535	2,345,983	5,169,644
Depreciation	5,619	14,103	17,281	54,549	218,156
Gain on extinguishment of debt	–	–	–	–	(1,304)
Gain on sale of equipment	(25,581)	(913,732)	(25,581)	(1,460,727)	(1,905,721)

Gain on sale of subsidiaries

	–	–	–	–	(474,577)

Write-down of machinery and equipment

	–	–	–	–	4,400,755

Amortization of premium on marketable

debt securities

	–	–	–	–	175,020
Accretion of convertible notes	–	287,618	513,509	791,838	2,607,265
Net gain on disposition of marketable securities	–	(243,565)	(7,373)	(755,233)	(1,021,692)
Shares issued for compensation	356,416	187,193	1,978,189	1,311,864	4,008,763
Changes in non-cash working capital:
Net increase in deposits and advances	(551,785)	311,858	(2,309,183)	62,701	(2,027,659)

Net increase (decrease) in accounts payable and accrued expenses

	683,389	(1,523,752)	351,277	1,713,875	(1,362,600)
Net cash used in operating activities	(791,459)	(6,536,189)	(11,514,056)	(13,033,799)	(49,842,183)
Cash Flows from Investing Activities:
Proceeds from disposition of marketable securities	–	343,588	13,645	1,561,337	12,839,183
Purchase of marketable securities	–	(42,732)	–	(698,574)	(1,726,718)
Purchase of property, plant and equipment	(105,418)	(6,451)	(157,137)	(39,395)	(9,704,307)
Proceeds from sales of equipment	25,581	7,817,146	475,581	16,457,541	25,847,737
Decrease in restricted cash	–	–	–	–	9,489,777
Deconsolidation of subsidiaries	–	–	–	–	(1,429,655)
Net cash (used in) provided by investing activities	(79,837)	8,111,551	332,089	17,280,909	35,316,017
Cash Flows from Financing Activities:
Net proceeds from the issuance of common shares	–	–	81,925	15,778	141,364
Extinguishment of convertible notes	(15,439,500)	–	(32,339,500)	–	(32,340,183)
Net cash (used in) provided by financing activities	(15,439,500)	–	(32,257,575)	15,778	(32,198,819)
Change in Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	(16,310,796)	1,575,362	(43,439,542)	4,262,888	(46,724,985)
Cash and cash equivalents - beginning of period	30,548,624	60,874,004	57,677,370	58,186,478	60,962,813
Cash and cash equivalents - end of period	$14,237,828	$62,449,366	$14,237,828	$62,449,366	$14,237,828

The accompanying notes are an integral part of the consolidated financial statements.

Note 1.          The Company and Significant Accounting Policies:

The Company. Gold Reserve Inc. (the “Company”) is engaged in the business of acquiring, exploring and developing mining projects. The Company is an exploration stage company incorporated in 1998 under the laws of the Yukon Territory, Canada and is the successor issuer to Gold Reserve Corporation which was incorporated in 1956.

In February 1999, Gold Reserve Corporation became a subsidiary of Gold Reserve Inc., the successor issuer. Generally, each shareholder exchanged its Gold Reserve Corporation shares for an equal number of Gold Reserve Inc. Class A Common shares. For tax reasons, certain U.S. holders elected to receive equity units in lieu of Gold Reserve Inc. Class A common shares. An equity unit is comprised of one Gold Reserve Inc. Class B common share and one Gold Reserve Corporation Class B common share, is substantially equivalent to a Class A common share and is generally immediately convertible into a Gold Reserve Inc. Class A common share. Unless otherwise noted, general references to common shares of the Company include Class A common shares and Equity Units as a group. At September 30, 2012, there were 500,236 Equity Units outstanding.

From 1992 to 2008 the Company focused substantially all of its management and financial resources on the development of the Brisas gold and copper project located in the Kilometre 88 mining district of the State of Bolivar in south-eastern Venezuela (which we refer to as the “Brisas Project” or “Brisas”).  As further detailed in Note 3, we discontinued development of the Brisas Project after it was seized by the Bolivarian Republic of Venezuela (“Venezuela”) and are resolving our investment dispute through arbitration against Venezuela under the Additional Facility Rules of the International Centre for Settlement of Investment Disputes (“ICSID”).

Concurrent with the arbitration we are pursuing settlement of our dispute with Venezuela and are seeking to invest in or acquire alternative mining projects (See Note 7).  The Company has no revenue producing mining operations at this time. All amounts shown herein are expressed in U.S. dollars unless otherwise noted.

Principles of Consolidation. These consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles. The statements include the accounts of the Company, Gold Reserve Corporation, four Venezuelan subsidiaries, a Mexican subsidiary and four other subsidiaries which were formed to hold the Company’s interest in its foreign subsidiaries or for future transactions. All subsidiaries are wholly owned. All intercompany accounts and transactions have been eliminated on consolidation. The Company’s policy is to consolidate those subsidiaries where control exists. In Management’s opinion, all adjustments necessary for a fair statement are reflected in the interim periods presented.

Development Stage Enterprise. As a result of the expropriation of the Brisas Project by the Venezuelan government, the Company was forced to abandon its development efforts on the project and, in 2009, expensed all capitalized costs associated with its development. The expropriation resulted in the end of the development of the Brisas project and management considers January 1, 2010 the relevant inception date of the development of the Company’s new business of acquiring and exploring other mining projects. ASC 915 requires additional disclosures of development stage enterprises including cumulative amounts from the inception of the development stage.

Cash and Cash Equivalents. The Company considers short-term, highly liquid investments purchased with an original maturity of three months or less to be cash equivalents for purposes of reporting cash equivalents and cash flows. The cost of these investments approximates fair value.  The Company manages the exposure of its cash and cash equivalents to credit risk by diversifying its holdings into major Canadian and U.S. financial institutions.

Exploration and Development Costs. Exploration costs incurred in locating areas of potential mineralization or evaluating properties or working interests with specific areas of potential mineralization are expensed as incurred. Development costs of proven mining properties not yet producing are capitalized at cost and classified as capitalized exploration costs under property, plant and equipment. Property holding costs are charged to operations during the period if no significant exploration or development activities are being conducted on the related properties. Upon commencement of production, capitalized exploration and development costs would be amortized based on the estimated proven and probable reserves benefited. Properties determined to be impaired or that are abandoned are written-down to the estimated fair value. Carrying values do not necessarily reflect present or future values.

Property, Plant and Equipment. Property, plant and equipment are recorded at the lower of cost less accumulated depreciation or estimated net realizable value. Included in property, plant and equipment is $29 million of equipment that has been adjusted to an estimated net realizable value of $19 million which is not being depreciated. Replacements and major improvements are capitalized. Maintenance and repairs are charged to expense as incurred. The cost and accumulated depreciation of assets retired or sold are removed from the accounts and any resulting gain or loss is reflected in operations. Depreciation is provided using straight-line and accelerated methods over the lesser of the useful life or lease term of the related asset.

Assets Held for Sale.   Long-Lived assets are classified as held for sale in the period in which certain criteria are met. Assets held for sale are measured at the lower of carrying amount or fair value less cost to sell and are not depreciated as long as they remain classified as held for sale.

Impairment of Long Lived Assets.  The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the expected future net cash flows to be generated from the use or disposition of a long-lived asset (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized and the asset is written down to fair value. Fair value is generally determined by discounting estimated cash flows, using quoted market prices where available or making estimates based on the best information available.

Foreign Currency. The U.S. dollar is the Company’s (and its foreign subsidiaries’) functional currency. Monetary assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the rates of exchange in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historical rates and revenue and expense items are translated at average exchange rates during the reporting period, except for depreciation which is translated at historical rates. Translation gains and losses are included in the statement of operations.

Stock Based Compensation. The Company uses the fair value method of accounting for stock options. The fair value of options granted to employees is computed using the Black-Scholes method as described in Note 9 and is expensed over the vesting period of the option. For non-employees, the fair value of stock based compensation is recorded as an expense over the vesting period or upon completion of performance. Consideration paid for shares on exercise of share options, in addition to the fair value attributable to stock options granted, is credited to capital stock. Fair value of restricted stock issued as compensation is based on the grant date market value and expensed over the vesting period. The Company also maintains the Gold Reserve Director and Employee Retention Plan. Each Unit granted to a participant entitles such person to receive a cash payment equal to the fair market value of one Gold Reserve Class A Common Share (1) on the date the Unit was granted or (2) on the date any such participant becomes entitled to payment, whichever is greater.  Stock options, restricted stock and Units granted under their respective plans become fully vested and exercisable and/or payable upon a change of control.

Income Taxes. The Company uses the liability method of accounting for income taxes. Deferred tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those amounts reported in the financial statements. The deferred tax assets or liabilities are calculated using the enacted tax rates expected to apply in the periods in which the differences are expected to be settled. Deferred tax assets are recognized to the extent that they are considered more likely than not to be realized.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Measurement Uncertainty. The realizable value of the remaining equipment, originally purchased for the Brisas Project, may be different than management’s current estimate. Any operations we may have are subject to the effects of changes in legal, tax and regulatory regimes, political, labor and economic developments, social and political unrest, currency and exchange controls,  import/export restrictions and government bureaucracy in the countries in which we may operate. The Company operates and files tax returns in a number of jurisdictions. The preparation of such tax filings requires considerable judgment and the use of assumptions. Accordingly, the amounts reported could vary in the future.

Net Loss Per Share. Net loss per share is computed by dividing net loss by the combined weighted average number of Class A and B common shares outstanding during each year. In periods in which a loss is incurred, the effect of potential issuances of shares under options and convertible notes would be anti-dilutive, and therefore basic and diluted losses per share are the same.

Convertible Notes.  Convertible notes are classified as a liability and are initially recorded at face value, net of issuance costs. The notes are subsequently accreted to face value using the effective interest rate method over the expected life of the notes, with the resulting charge recorded as interest expense.

Comprehensive Loss.  Comprehensive loss includes net loss and other comprehensive income or loss. Other comprehensive loss may include unrealized gains and losses on available-for-sale securities and gains and losses on certain derivative instruments. The Company presents comprehensive loss and its components in the consolidated statements of comprehensive loss.

Financial Instruments.  Marketable equity securities are classified as available for sale with any unrealized gain or loss recorded in other comprehensive income. Cash and cash equivalents, deposits, advances, accounts payable and accrued expenses are accounted for at cost which approximates fair value.

Note 2.         New Accounting Policies:

In June 2011, the FASB issued Accounting Standards Update 2011-05 that requires changes in the presentation of comprehensive income. Effective for periods beginning after December 15, 2011, entities have the option of presenting the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The adoption of the updated guidance did not have an effect on the Company’s financial statements.

In May 2011, the FASB issued Accounting Standards Update 2011-04 which contains amendments resulting in common fair value measurement and disclosure requirements in financial statements prepared in accordance with U.S. GAAP and International Financial Reporting Standards. The amendments change the wording used to describe the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. This update is effective for periods beginning after December 15, 2011 and did not have a significant impact on the Company’s financial statements.

Note 3.        Expropriation of Brisas Project by Venezuela and Related Arbitration:

From 1992 to 2008 the Company focused substantially all of its management and financial resources on the development of the Brisas gold and copper project located in the Kilometer 88 mining district of the State of Bolivar in south-eastern Venezuela. After approval of the Brisas operating plan by the Ministry of Mines and the Environmental and Social Impact Study by the Ministry of Environment in 2003 and early 2007, respectively, the Ministry of Environment issued in March 2007, the Authorization for the Affectation of Natural Resources for the Construction of Infrastructure and Services Phase of the Brisas Project (the “Authorization to Affect”) which authorized the commencement of construction activities on the Brisas Project.  In April 2008, the Ministry of Environment revoked, without notice, the Authorization to Affect.

In October 2009 we filed a Request for Arbitration under the Additional Facility Rules of the International Centre for Settlement of Investment Disputes (“ICSID”), against the Bolivarian Republic of Venezuela (“Respondent”) seeking compensation in the arbitration for all of the loss and damage resulting from Venezuela’s wrongful conduct. Gold Reserve alleges violations of three provisions of the Canada-Venezuela Bilateral Investment Treaty (“BIT”) culminating in the effective expropriation of Gold Reserve’s sizable investments in the world-class Brisas gold/copper project and the promising Choco 5 property. In November 2009 our Request for Arbitration was registered by ICSID (Gold Reserve Inc. v. Bolivarian Republic of Venezuela (ICSID Case No. ARB(AF)/09/1)). Our claim includes the full market value of the legal rights to develop the Brisas Project at the date of the Tribunal’s decision, the value of the Choco 5 Property and interest on the claim. Our claim as last updated in our July 2011 reply submission totals approximately $2.1 billion which includes interest from April 14, 2008 (the date of the loss) to July 29, 2011 (the date of our reply submission) of approximately $400 million.

The full market value of the legal rights to develop the Brisas Project was measured by an independent expert pursuant to a fair market value standard utilizing three standard valuation approaches: (1) the Discounted Cash Flow Approach, (2) the Comparable Publicly Traded Company Approach, and (3) the Comparable Transaction Approach. These three valuations converged in a reasonably consistent range of values, which were combined to arrive at a weighted average valuation based upon the independent expert’s qualitative assessment of the robustness of the data available to implement each valuation methodology.

Venezuela has numerous pending arbitration actions being pursued against it at this time before ICSID and has reportedly settled and/or made full or partial payment for damages to a limited number of claimants in past months, although management has no specific information regarding the actual amounts paid or what percentage such payments represented of the original claim against Venezuela. Based on the uncertain nature of arbitration under investment treaties, the timing and the amount of an award or settlement, if any, the likelihood of its collection and the timing thereof cannot be determined at this time.

In compliance with the schedule originally set by the Tribunal which has been amended by the Tribunal from time-to-time, we filed our initial written submission, referred to as the Memorial, in September 2010. Thereafter in April 2011, the Respondent submitted its response to the Company’s Memorial, referred to as the Counter-Memorial. Subsequent to that, the Company submitted its Reply to the Respondent’s Counter Memorial in July 2011 and finally the Respondent filed its Rejoinder in December 2011. The Rejoinder was the last filing to be made prior to the oral hearing which was held February 13 to February 17, 2012.

 The oral hearing was the culmination of an extensive undertaking by the Company’s counsel, technical, legal and financial experts, as well as its employees which focused on the evidentiary record in the case and allowed counsel for both the Company and Respondent to address the issues of jurisdiction, liability and damages.  The oral hearing also allowed the Tribunal to hear testimony from certain fact and expert witnesses, as well as to address questions to each of the parties.

The Company and Respondent both submitted post-hearing briefs on March 16, 2012, commenting in conclusion on the full evidentiary record, as is typically permitted in such arbitrations. It is typical for tribunals in this type of arbitration to require six to eighteen months from the date of the oral hearing (the historical average is approximately 1.2 years) to finalize and issue its decision.

Subsequently, on July 25, 2012, the Tribunal issued a procedural order requesting the production of further evidence related to quantum issues to be delivered as a joint report of the Parties’ experts, now scheduled for submission to the Tribunal on December 21, 2012.

The Board of Directors approved a Bonus Pool Plan (“Bonus Plan”) in May 2012, which is intended to reward the participants, including named executive officers, employees, directors and consultants, for their past and future contributions including their efforts related to the development of the Brisas Project, execution of the arbitration claim and the collection of an award, if any. The bonus pool under the Bonus Plan will generally be comprised of the gross proceeds or the fair value of any consideration related to such transactions less applicable taxes times 1% of the first $200 million and 5% thereafter. Participation in the Bonus Plan vests upon the participant’s selection by the Committee of independent directors, subject to voluntary termination of employment or termination for cause.

Note 4.          Cash and Cash Equivalents:

	September 30,	December 31,
	2012	2011
US Treasury bills	$–	$40,000,000
Bank deposits	8,572,105	12,238,554
Money market funds	5,665,723	5,438,816
Total	$14,237,828	$57,677,370

At September 30, 2012 and December 31, 2011, the Company had cash of approximately $17,000 and $88,000 respectively, in Venezuela.

Note 5.          Marketable Securities:

	September 30,	December 31,
	2012	2011
Fair value at beginning of year	$892,271	$2,263,923
Acquisitions	–	698,574
Dispositions, at cost	(6,272)	(894,053)
Realized gain on sale	(7,373)	(772,698)
Unrealized loss	(179,687)	(403,475)
Fair value at balance sheet date	$698,939	$892,271

The Company’s marketable securities are classified as available-for-sale and are recorded at quoted market value with gains and losses recorded within other comprehensive income until realized. Realized gains and losses are based on the average cost method. As of September 30, 2012 and December 31, 2011, marketable securities had a cost basis of $844,257 and $850,529, respectively.

Note 6.         Fair Value Measurements:

ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: Level 1 inputs are quoted prices in active markets for identical assets or liabilities, Level 2 inputs are inputs other than quoted prices included within Level 1 that are directly or indirectly observable for the asset or liability and Level 3 inputs are unobservable inputs for the asset or liability that reflect the entity’s own assumptions.

	Fair value September 30, 2012	Level 1	Level 2	Level 3
Marketable securities	$ 698,939	$ 698,939	–	–

	Fair value December 31, 2011	Level 1	Level 2	Level 3
Marketable securities	$ 892,271	$ 892,271	–	–

Note 7.          Property, Plant and Equipment:

		Accumulated
	Cost	Depreciation	Net
September 30, 2012
Machinery and equipment	$18,985,828	$–	$18,985,828
Furniture and office equipment	524,362	(479,884)	44,478
Leasehold improvements	41,190	(41,190)	–
Venezuelan property and equipment	1,309,073	(1,223,907)	85,166
Mineral property	150,010	–	150,010
	$21,010,463	$(1,744,981)	$19,265,482

		Accumulated
	Cost	Depreciation	Net
December 31, 2011
Machinery and equipment	$18,985,828	$–	$18,985,828
Furniture and office equipment	517,235	(463,066)	54,169
Leasehold improvements	41,190	(40,727)	463
Venezuelan property and equipment	1,415,972	(1,330,806)	85,166
	$20,960,225	$(1,834,599)	$19,125,626

Machinery and equipment includes amounts paid for equipment previously intended for use on the Brisas project. At December 31, 2011 equipment with a carrying value of approximately $0.45 million was reclassified to assets held for sale and sold during the first quarter of 2012 for its carrying value.

In May 2012 the Company entered into an Option Agreement with Soltoro Ltd. (“Soltoro”) whereby Soltoro granted Gold Reserve the right to earn an undivided 51% interest in the La Tortuga property located in Jalisco State, Mexico. The Option Agreement allows the Company to acquire an undivided 51% interest by making an aggregate $650,000 in option payments to Soltoro as well as expending $3 million on the property over 3 years. At completion of the earn-in a joint venture agreement will be formalized. The Company may subsequently exercise an option to acquire an additional 9% interest in the property for $2,000,000. Upon signing, the Company made an initial $50,000 option payment and at the end of July 2012 the Company made an additional $100,000 option payment to Soltoro. La Tortuga is an 11,562 hectare property being investigated for its base and precious metal potential with occurrences of copper and gold mineralization over 49 square kilometers. Work on the property has included 151 line-kilometers of Induced Polarization, diamond drill holes, mapping and sampling and ground magnetics.

Note 8.          KSOP Plan:

The KSOP Plan, adopted in 1990 for the benefit of employees, is comprised of two parts, (1) a salary reduction component, or 401(k), and (2) an employee share ownership component, or ESOP. Unallocated shares are recorded as a reduction to shareholders’ equity. Allocation of common shares or cash contributions to participants’ accounts, subject to certain limitations, is at the discretion of the Company’s board of directors. The fair market value of the shares when allocated is recorded in the statement of operations with a reduction of the KSOP debt account.  In 2011, the Plan allocated $127,220 cash and common shares valued at $110,690 to eligible participants.

Note 9.          Stock Based Compensation Plans:

Equity Incentive Plans

In order to comply with the requirements of the TSX Venture Exchange (“TSXV”), the Company adopted and the shareholders approved on June 27, 2012, the 2012 Equity Incentive Plan (the “2012 Plan”) to replace the Company’s previous equity incentive plans: the 1997 Equity Incentive Plan (the “1997 Plan”) and the 2008 Venezuelan Equity Incentive Plan (the “Venezuelan plan”). Upon shareholder approval, all awards previously granted pursuant to the 1997 Plan and the Venezuelan Plan became subject to the 2012 Plan and the previous plans were terminated.  The 2012 Plan permits the grants of stock options of up to 10% of the issued and outstanding common shares of the Company on a rolling basis. Since the previous plans had a combined number of options outstanding in excess of 10% of the common shares outstanding, the Company currently is unable to grant any additional options. The Company provides newly issued shares to satisfy stock option exercises. The grants are made for terms of up to ten years with vesting periods as required by the TSXV and as may be determined by a committee established pursuant to the 2012 Plan, or in certain cases, by the Company’s board of directors.

Share option transactions for the nine months ended September 30, 2012 and 2011, as combined, are as follows:

	2012		2011
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding - beginning of period	5,185,188	$ 1.42	3,178,102	$ 2.39
Options exercised	(52,500)	1.56	(138,501)	0.93
Options expired	–	–	(670,913)	4.44
Options forfeited	–	–	(126,000)	1.82
Options granted	1,620,500	2.89	3,793,000	1.85
Options outstanding - end of period	6,753,188	$ 1.77	6,035,688	$ 1.87

Options exercisable - end of period	3,900,238	$ 1.56	3,079,438	$ 1.88

The following table relates to stock options at September 30, 2012:

	Outstanding Options				Exercisable Options
Exercise Price Range	Number	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (Years)	Number	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (Years)
$0.29 - $0.29	1,079,188	$0.29	$3,183,605	1.18	1,079,188	$0.29	$3,183,605	1.18
$0.73 - $0.73	468,500	$0.73	1,175,935	1.46	468,500	$0.73	1,175,935	1.46
$1.82 - $1.82	2,635,000	$1.82	3,741,700	3.26	1,297,500	$1.82	1,842,450	3.26
$1.92 - $1.92	950,000	$1.92	1,254,000	8.69	-	-	-	-
$2.89 - $2.89	1,620,500	$2.89	567,175	4.33	1,055,050	$2.89	369,268	4.33
$0.29 - $2.89	6,753,188	$1.77	$9,922,415	3.82	3,900,238	$1.56	$6,571,258	2.76

During the nine months ended September 30, 2012 and 2011, the Company granted approximately 1.6 million and 3.8 million options, respectively. The Company recorded non-cash compensation expense during 2012 and 2011 of $2.3 million and $2.3 million, respectively, for stock options granted in 2012 and prior periods. As of September 30, 2012, compensation expense of $0.7 million related to unvested options remains to be recognized over the remaining vesting period.

The weighted average grant date fair value of options granted during the nine months ended September 30, 2012 and 2011 was calculated at $1.39 and $1.23, respectively. The fair value of options granted was determined using the Black-Scholes model based on the following weighted average assumptions:

	2012	2011
Risk free interest rate	0.29%	1.63%
Expected Term	2.9 years	4.0 years
Expected volatility	65%	97%
Dividend yield	nil	nil

The risk free interest rate is based on the US Treasury rate on the date of grant for a period equal to the expected term of the option. The expected term is based on historical exercise experience and expected post-vesting behavior. The expected volatility is based on historical volatility of the Company’s stock over a period equal to the expected term of the option.

Restricted Stock

 During the nine months ended September 30, 2012 and 2011, the Company granted 0.7 million and 0.2 million shares of restricted stock, respectively to employees and directors of the Company. The fair value of restricted stock issued as compensation is based on the grant date market value and expensed over the vesting period. The Company recorded non-cash compensation expense during 2012 and 2011 of $2.0 million and $1.3 million, respectively, for stock granted in 2012 and prior periods.

Retention Units Plan

The Company also maintains the Gold Reserve Director and Employee Retention Plan.  Units granted under the plan become fully vested and payable upon achievement of certain milestones related to the Brisas project or in the event of a change of control.  The Company’s Board of Directors has considered, but not acted upon alternative vesting provisions for the units to more adequately reflect the current business objectives of the Company. Each unit granted to a participant entitles such person to receive a cash payment equal to the fair market value of one Gold Reserve Class A Common Share (1) on the date the unit was granted or (2) on the date any such participant becomes entitled to payment, whichever is greater.  As of September 30, 2012 an aggregate of 1,457,500 unvested units have been granted to directors and executive officers of the Company and 315,000 units have been granted to other employees.  The Company currently does not accrue a liability for these units as events required for vesting of the units have not yet occurred. The minimum value of these units, based on the grant date value of the Class A shares, was approximately $7.7 million.

Note 10.        Related Party Transactions:

MGC Ventures Inc. (“MGC Ventures”). The Chief Executive Officer, President, Vice President-Finance and Vice President-Administration of the Company are also directors and/or officers and shareholders of MGC Ventures. On December 15, 2010, the non-affiliated shareholders of MGC Ventures approved the redemption of all of the shares of MGC Ventures common stock held by Gold Reserve. Gold Reserve received $0.9 million and recorded a gain on sale of subsidiary of $0.2 million. Prior to the redemption, Gold Reserve owned 12,062,953 common shares of MGC Ventures which represented 44% of its outstanding shares. MGC Ventures owned 258,083 common shares of the Company at September 30, 2012 and December 31, 2011.  During the last three years, the Company sublet a portion of its office space to MGC Ventures for $6,000 per year.

Great Basin Energies Inc. (“Great Basin”). The Chief Executive Officer, President, Vice President-Finance and Vice President-Administration of the Company are also directors and/or officers and shareholders of Great Basin. On December 15, 2010, the non-affiliated shareholders of Great Basin approved the redemption of all of the shares of Great Basin common stock held by Gold Reserve. Gold Reserve received $1.2 million and recorded a gain on sale of subsidiary of $0.3 million. Prior to the redemption, Gold Reserve owned 15,661,595 common shares of Great Basin which represented 45% of its outstanding shares. Great Basin owned 491,192 common shares of the Company at September 30, 2012 and December 31, 2011. During the last three years, the Company sublet a portion of its office space to Great Basin for $6,000 per year.

Note 11.        Shareholder Rights Plan:

The Company instituted a shareholder rights plan (the “Rights Plan”) in 1999. Since the original approval by the shareholders, the Rights Plan and the Rights Plan agreement have been amended and continued from time to time. In June 2012, the shareholders approved certain amendments to the Rights Plan including continuing the Shareholder Rights Plan until June 30, 2015 and amending certain provisions of the Rights Plan which would exempt the Large Note Holders from triggering the Plan as a result of the Restructuring (See Note 12. Convertible Notes). The Rights Plan is designed to give the Board of Director’s time to consider alternatives, allow shareholders time to properly assess the merits of a bid and insure they receive full and fair value for their common shares. One right is issued in respect of each outstanding share. The rights become exercisable only when a person, including any party related to it or acting jointly with it, acquires or announces its intention to acquire 20% or more of the Company’s outstanding shares without complying with the “permitted bid” provisions of the Rights Plan. Each right would, on exercise, entitle the holder, other than the acquiring person and related persons, to purchase Class A common shares of the Company at a 50% discount to the market price at the time.

Note 12.        Convertible Notes:

In May 2007, the Company issued $103,500,000 aggregate principal amount of senior subordinated convertible notes, of which $102,347,000 remained outstanding prior to June 15, 2012. Convertible notes with a face value of $1,153,000 were previously settled in cash or repurchased by the Company in the open market at a total cost of approximately $452,000. The unsecured notes, bear interest at a rate of 5.50% annually, pay interest semi-annually in arrears and mature on June 15, 2022.

Key Indenture terms include:

▪  Any outstanding notes are convertible, at the option of the note holder, into Class A common shares of the Company at the initial conversion rate, subject to adjustment, of 132.626 shares per $1,000 principal amount (equivalent to a conversion price of $7.54). Unless there was continuing an event of default under the Company’s indenture, conversion could be affected at the Company’s option by delivering common shares, cash or a combination thereof.

▪  The note holders also had a one-time option (the “Put Option”) to require the Company to repurchase the notes on June 15, 2012, at a price equal to 100% of the principal amount of the notes plus accrued but unpaid interest, in whole or in part at the option of the Company, by delivering cash and/or common shares.

▪  Beginning on June 16, 2012, the Company, at its option, can redeem all or part of the notes for cash at a redemption price equal to 100% of the principal amount being redeemed plus accrued and unpaid interest.

▪  The covenants contained in the indenture are limited to administrative issues such as payments of interest, maintenance of office or agency location, delivery of reports and other related issues. Likewise, events of default are defined as failure to pay interest and principal amounts when due, default in the performance of covenants, failure to convert notes upon holder’s exercise of conversion rights and similar provisions or the Company’s failure to give notice of a fundamental change which is generally defined as events related to a change of control in the Company.

On May 16, 2012, the Company notified the convertible note holders, as required by the Indenture, that they had the right to require the Company to purchase all or a portion of their notes on June 15, 2012 and that the Company would pay, in cash, any notes validly surrendered. On June 15, 2012, pursuant to the Put Option, note holders elected to surrender $16.9 million of the notes to the Company for cash.

Concurrent with the Put Option, the Company announced the Restructuring agreement (the “Restructuring”), subject to shareholder approval, with its three largest note holders, who held approximately 88% of the outstanding notes. The terms of the Restructuring were approved by shareholders in June 2012 and the Company and the three largest note holders signed the Amended and Restated Subordinated Note Restructuring Agreement on July 3, 2012 which, among other terms, provided for the redemption of the remaining notes held by the three largest note holders that were not previously surrendered to the Company pursuant to the Put Option.

Subsequently, in the third quarter, the next largest note holder was added to the Restructuring bringing the total notes subject to the Restructuring to approximately 98.7% of the notes outstanding (herein referred to as the “Large Note Holders”). Thereafter in the third quarter, management also offered the same restructuring terms to the holders of the remaining 1.3% of the Company’s outstanding notes (the “Other Note Holders”).

The general terms of the Restructuring are as follows:

For each $1,000 in principal amount, plus any accrued and unpaid interest on the notes through the date on which the Restructuring is consummated:

$700 principal amount of notes were exchanged for: (i) $200 in cash, (ii) 147.06 Common Shares (equivalent to a conversion price of $3.40), and (iii) a pro rata portion of the aggregate 5.535% Contingent Value Right (“CVR”).

$300 principal of notes remain outstanding and represent the same continuing indebtedness, subject to certain amended terms including: (i) maturity date is June 29, 2014; (ii) convertible into 250 shares of Common Stock per $1,000 (equivalent to a conversion price of $4.00) at any time after the closing date upon 3 days prior written notice to the Company; (iii) mandatory redemption obligation for an amount of cash equal to 120% of the face value thereof plus accrued and unpaid interest upon certain events related to the receipt of proceeds connected with the arbitration proceedings or sale or other disposition of the Company’s mining data; (iv) optional redemption for shares of Common Stock at the conversion price noted above plus cash for any accrued and unpaid interest if the closing sale price of its common shares is equal to or greater than 200% of the conversion price for at least 20 trading days in the period of 30 consecutive trading days; and (v) redemption at maturity by payment of cash in an amount equal to the principal plus accrued and unpaid interest thereon.

The CVR entitles each note holder to receive, net of certain deductions (including income tax calculation), a pro rata portion of a maximum aggregate amount of 5.535% of the proceeds actually received by the Company with respect to the Arbitration proceedings or disposition of the Brisas Project mining data. The proceeds, if any, could be cash, commodities, bonds, shares or any other consideration received by the Company and if such proceeds are other than cash, the fair market value of such non-cash proceeds, net of any required deductions (e.g., for taxes) will be subject to the CVR.

A fee of up to $1 million will also be paid to note holders electing the Restructuring based on their pro rata share of the total notes restructured.

The table below summarizes the effects of the Put Option and the Restructuring through September 30, 2012.

Notes Outstanding prior to June 15, 2012		$102,347,000
Less June 15, 2012 Put Option		(16,900,000)
Notes outstanding at July 1, 2012		$85,447,000

Large Note Holders	98.7%	$84,367,000
Other Note Holders	1.3%	1,080,000
Total	100.0%	85,447,000
Cash paid in July 2012 (1)		(15,439,500)
Notes outstanding at September 30, 2012		$ 70,007,500
Short term		$ 2,490,000
Long term		$ 67,517,500

(1) A total of $16,887,500 cash was payable pursuant to the terms of the Restructuring of which $15,439,500 was paid in July 2012.

The Offer period related to the Restructuring expired on November 23, 2012, thereafter the redemption of the existing notes pursuant to the Restructuring was finalized and the remaining cash, shares and modified notes were issued on or around November 27, 2012. (See Note 14. Subsequent Event)

The company incurred certain legal and other transaction costs in connection with the Restructuring and these costs have been deferred as part of Deposits, advances and other, pending completion of the Restructuring.

The notes are classified as a liability and were initially recorded at face value, net of issuance costs. The notes were accreted to face value at June 15, 2012 using the effective interest rate method, with the resulting charge recorded as interest expense. The Company capitalized interest and accretion on the notes until October, 2009, when the Company filed for arbitration and when Venezuela seized the Brisas Project. Thereafter all interest and accretion on the notes has been expensed. The Company has paid $5.6 million in interest on the notes during each of the last three years.

Note 13.       Litigation:

During December 2008, the Company filed an action in the Ontario Surperior Court of Justice against Rusoro Mining Ltd and Rusoro’s financial advisor Endeavour Financial International Corporation relating to damages from an unsolicited takeover offer.  Both parties filed counterclaims in 2009 and the Company amended its original claim in 2010. In September 2012, the Company entered a settlement agreement with both Endeavour and Rusoro.  Under the settlement, dismissing all legal actions, Endeavour paid the Company Cdn $1,500,000 and Rusoro paid
Cdn $250,000, issued 2,500,000 common shares and a conditional promissory note in the amount of $1,000,000. The promissory note will become due and payable when Rusoro is successful in the arbitration it has commenced against the Venezuelan Government seeking compensation for the nationalization of Rusoro's gold assets in Venezuela.

Note 14.       Subsequent Event:

The Offer period related to the convertible note Restructuring expired on November 23, 2012, thereafter the redemption of the existing notes pursuant to the Restructuring was finalized and the remaining cash, shares and modified notes were issued on or around November 27, 2012. Holders of an aggregate of $84,405,000 of notes elected to participate in the Restructuring and $1,042,000 of notes declined to participate (See Note 12. Convertible Notes).

Pursuant to the terms of the Restructuring, the Company was obligated to pay remaining cash of $1,448,000 (a total of $16,887,500 due pursuant to the Restructuring less $15,439,500 previously paid in July 2012), issue $42,202,500 of equity (12,412,501 shares), exchange existing convertible notes for Modified Notes totaling $25,315,000 and issue CVR’s totaling 5.468%.

Convertible notes outstanding subsequent to the Restructuring transaction totaled $26,357,000, which is comprised of $25,315,000 of Modified Notes and $1,042,000 of old notes held by Other Note Holders who declined to participate in the Restructuring. Management expects to redeem such remaining notes held by Other Note Holders for cash in the near future. The Restructuring is summarized in the table below:

			20%	50%		30%
			Cash	$3.40/share Shares #	Equity $	Modified Notes	CVR %

Large Note Holders	98.74%	$84,367,000	$16,875,500	12,406,913	$42,183,500	$25,308,000	5.465%
Other Note Holders	0.04%	38,000	12,000	5,588	19,000	7,000.003%
Total electing Restructuring	98.78%	84,405,000	$16,887,500	12,412,501	$42,202,500	$25,315,000	5.468%
Non-electing Note Holders	1.22%	1,042,000
Total notes subject to Restructuring	100.0%	$85,447,000

Cash paid in July 2012 pursuant to the Restructuring		(15,439,500)	(15,439,500)
Notes outstanding September 30, 2012		$70,007,500
Less: Non-electing Note holders		(1,042,000)
Total Notes participating in Restructuring		$68,965,500	$1,448,000	12,412,501	$42,202,500	$25,315,000
Restructuring transaction – November 27, 2012:
Remaining cash paid- Electing Note Holders		(1,448,000)
Equity issued		(42,202,500)
Modified Notes post closing		$25,315,000
Non-electing Other Note Holders		1,042,000
Notes remaining outstanding		$26,357,000

Exhibit 99.2  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

This Management’s Discussion and Analysis of Financial Condition and Results of Operations, dated
November 29, 2012 is intended to assist in understanding and assessing our results of operations and financial condition and should be read in conjunction with the consolidated financial statements and related notes.

Gold Reserve, an exploration stage company, is engaged in the business of acquiring, exploring and developing mining projects. In addition to obtaining a working interest in the La Tortuga project, establishing the local operating entity and commencing related exploration (See Note 7 to the consolidated financial statements); settling the litigation related to a breach of fiduciary responsibility during the course of a 2008 unsolicited takeover bid (See Note 13 to the consolidated financial statements); concluding the convertible note Restructuring on November 27, 2012 (See Notes 12 and 14 to the consolidated financial statements); and responding to the Tribunal’s July 25, 2012  procedural order requesting the production of further evidence related to quantum issues (See Note 3 to the consolidated financial statements); management continues to pursue its arbitration claim against Venezuela including efforts to reach an amicable settlement that could include a monetary agreement and/or project participation and the sale of the remaining assets previously purchased for the Brisas Project.

In May 2012, the Company entered into an Option Agreement with Soltoro Ltd. (“Soltoro”) whereby Soltoro granted Gold Reserve the right to earn an undivided 51% interest in the La Tortuga property, a copper and gold prospect located in Jalisco State, Mexico. Previously in 1992 and 2000, the Company acquired the Brisas Project and the Choco 5 property, respectively, both located in the Guayana region of Bolivar State, Venezuela and which are now the subject of an arbitration proceeding as discussed below.

Brisas Arbitration

From 1992 to 2008 we focused substantially all of our management and financial resources on the development of the Brisas Project. In April 2008, after a series of actions which concluded with the revocation of our previously authorized right to develop the Brisas Project, the Venezuelan government expropriated the Brisas Project and also effectively deprived the Company of its ability to further develop the Choco 5 property. Any information contained in this report relating to our past development efforts for the Brisas Project and status of the Choco 5 property are presented only for informational and historical purposes and should not be construed as an indication of our expectations regarding the future development and operation of these properties or the outcome of the arbitration proceedings.

In October 2009 we filed a Request for Arbitration under the Additional Facility Rules of the International Centre for Settlement of Investment Disputes (“ICSID”), against the Bolivarian Republic of Venezuela (“Respondent”) seeking compensation in the arbitration for all of the loss and damage resulting from Venezuela’s wrongful conduct. Gold Reserve alleges violations of three provisions of the Canada-Venezuela BIT culminating in the effective expropriation of Gold Reserve’s sizable investments in the world-class Brisas Project and the promising Choco 5 property. Gold Reserve Inc. v. Bolivarian Republic of Venezuela (ICSID Case No. ARB(AF)/09/1). (See Note 3 to the consolidated financial statements)

Our claim as last updated in our July 2011 Reply totals approximately $2.1 billion which includes interest from April 14, 2008 (the date of the loss) to July 29, 2011 (the date of our reply) of approximately $400 million. The claim represents the full market value of the legal rights to develop the Brisas Project at the date of the Tribunal’s decision, the value of the Choco 5 Property and interest on the claim calculated since the loss.

The Company is well advanced in the arbitration process. The oral hearing which was completed as scheduled on February 17, 2012, represented the conclusion of an extensive undertaking by the Company’s counsel, technical, legal and financial experts and its employees. The oral hearing focused on the evidentiary record in the case, allowing counsel for both the Company and Venezuela to address the issues of jurisdiction, liability and damages, allowed the arbitral tribunal to hear testimony from fact and expert witnesses, and to address questions to each of the parties.

The Company and Respondent both submitted post-hearing briefs on March 16, 2012, commenting in conclusion on the full evidentiary record, as is typically permitted in such arbitrations. It is typical for tribunals in this type of arbitration to require six to eighteen months from the date of the oral hearing (the historical average is approximately 1.2 years) to finalize and issue its decision. Subsequently, on July 25, 2012, the Tribunal issued a procedural order requesting the production of further evidence related to quantum issues to be delivered as a joint report of the Parties’ experts, now scheduled for submission to the Tribunal on December 21, 2012.

Exchange Listings

During April 2008 the Venezuelan government effectively expropriated the Brisas Project.  Subsequently, the expropriation led NYSE MKT (the “NYSE”) and the Toronto Stock Exchange (the “TSX”) to conclude that the Company “no longer complied” with its listing rules and in June and November 2011, the Company was advised by the NYSE and the TSX, respectively, that each intended to delist the Company’s common shares.  The Company appealed both notifications.  In October 2011, the NYSE approved a plan to regain compliance with its listing standards (the “Plan”).  The NYSE Plan provided for an 18 month schedule, starting June 20, 2011, the initial date of the notice of non-compliance, whereby the Company was required to obtain a working interest in one or more acceptable mineral exploration properties by June 2012 with commensurate exploration expenditures of at least $5 million made thereon by December 20, 2012.  The Company also appealed the TSX’s original determination, submitting a plan similar to that approved by the NSYE, with the TSX determining the plan was not sufficiently advanced for additional time to regain compliance.  As a result, trading of the Company’s common shares moved from the TSX to the TSX.V (symbol “GRZ.V”) commencing February 1, 2012.

In May 2012 the Company signed an Option Agreement with Soltoro Ltd. (“Soltoro”) whereby Soltoro granted Gold Reserve the right to earn an undivided 51% interest in the La Tortuga property, a copper and gold prospect located in Jalisco State, Mexico. The Option Agreement allows the Company to acquire an undivided 51% interest by making an aggregate $650,000 in option payments to Soltoro as well as expending $3 million on the property over 3 years and provides for the option to subsequently acquire an additional 9% interest in the property for $2,000,000. (See Note 7 to the consolidated financial statements)

Management believed that the discretionary requirement that the Company expend $5 million on one or more properties during the time period November 2011 through December 21, 2012 would be challenging but that the opportunity to remain listed on the NSYE was extremely beneficial to the Company’s shareholders, note holders and the future of the Company. During 2012, the Company has been involved in arbitration activities, restructuring of its convertible notes, settling other litigation and since the May 2012 agreement with Soltoro, through the third quarter ending September 30, 2012 and up to November 29, 2012 the Company has made rational and methodical progress with the exploration of La Tortuga. At this time management does not expect to achieve compliance with the minimum expenditures of $5 million within the required time frame as outlined in the Plan and, as a result, the Company will remain subject to delisting procedures pursuant to the NYSE rules.

Convertible Notes Restructuring

On May 16, 2012, the Company notified the convertible note holders, as required by the Indenture, that they had the right to require the Company to purchase all or a portion of their Notes on June 15, 2012 (the “Put Option”) and that the Company would pay, in cash, any notes validly surrendered. On June 15, 2012 note holders elected to surrender $16.9 million of notes to the Company for cash resulting in a remaining balance of notes outstanding at June 30, 2012 of $85,447,000. (See Notes 12 and 14 to the consolidated financial statements)

Concurrent with the Put Option, the Company announced the Restructuring agreement (the “Restructuring”), subject to shareholder approval, with its three largest note holders, who held approximately 88% of the outstanding notes. The terms of the Restructuring were approved by shareholders in June 2012 and the Company and the three largest note holders signed the Amended and Restated Subordinated Note Restructuring Agreement on July 3, 2012 which, among other terms, provided for the redemption of the remaining notes held by the three largest note holders that were not previously surrendered to the Company pursuant to the Put Option.

Subsequently, in the third quarter, the next largest note holder was added to the Restructuring bringing the total notes subject to the Restructuring to approximately 98.7% of the notes outstanding (herein referred to as the “Large Note Holders”). Thereafter in the third quarter, management also offered the same restructuring terms to the holders of the remaining 1.3% of the Company’s outstanding notes (the “Other Note Holders”).

The general terms of the Restructuring are as follows:

For each $1,000 in principal amount, plus any accrued and unpaid interest on the notes through the date on which the Restructuring is consummated:

$700 principal amount of notes were exchanged for: (i) $200 in cash, (ii) 147.06 Common Shares (equivalent to a conversion price of $3.40), and (iii) a pro rata portion of the aggregate 5.535% Contingent Value Right (“CVR”).

$300 principal of notes remain outstanding and represent the same continuing indebtedness, subject to certain amended terms including: (i) maturity date is June 29, 2014; (ii) convertible into 250 shares of Common Stock per $1,000 (equivalent to a conversion price of $4.00) at any time after the closing date upon 3 days prior written notice to the Company; (iii) mandatory redemption obligation for an amount of cash equal to 120% of the face value thereof plus accrued and unpaid interest upon certain events related to the receipt of proceeds connected with the arbitration proceedings or sale or other disposition of the Company’s mining data; (iv) optional redemption for shares of Common Stock at the conversion price noted above plus cash for any accrued and unpaid interest if the closing sale price of its common shares is equal to or greater than 200% of the conversion price for at least 20 trading days in the period of 30 consecutive trading days; and (v) redemption at maturity by payment of cash in an amount equal to the principal plus accrued and unpaid interest thereon.

The CVR entitles each note holder to receive, net of certain deductions (including income tax calculation), a pro rata portion of a maximum aggregate amount of 5.535% of the proceeds actually received by the Company with respect to the Arbitration proceedings or disposition of the Brisas Project mining data. The proceeds may be cash, commodities, bonds, shares or any other consideration received by the Company and if such proceeds are other than cash, the fair market value of such non-cash proceeds, net of any required deductions (e.g., for taxes) will be subject to the CVR.

A fee of up to $1 million will also be paid to note holders electing the Restructuring based on their pro rata share of the total notes restructured.

The table below summarizes the effects of the Put Option and the Restructuring through
September 30, 2012.

Notes Outstanding prior to June 15, 2012		$102,347,000
Less June 15, 2012 Put Option		(16,900,000)
Notes outstanding at July 1, 2012		$85,447,000

Large Note Holders	98.7%	$84,367,000
Other Note Holders	1.3%	1,080,000
Total	100.0%	85,447,000
Cash paid in July 2012 (1)		(15,439,500)
Notes outstanding at September 30, 2012		$ 70,007,500
Short term		$ 2,490,000
Long term		$ 67,517,500

(1) A total of $16,887,500 cash was payable pursuant to the terms of the Restructuring of which $15,439,500 was paid in July 2012.

The Offer period related to the convertible note Restructuring expired on November 23, 2012, thereafter the redemption of the existing notes pursuant to the Restructuring was finalized and the remaining cash, shares and modified notes were issued on or around November 27, 2012. Holders of an aggregate of $84,405,000 of notes elected to participate in the Restructuring and $1,042,000 of notes declined to participate (See Note 12 to the consolidated financial statements).

Pursuant to the terms of the Restructuring, the Company was obligated to pay remaining cash of $1,448,000 (a total of $16,887,500 due pursuant to the Restructuring less $15,439,500 previously paid in July 2012), issue $42,202,500 of equity (12,412,501 shares), exchange existing convertible notes for Modified Notes totaling $25,315,000 and issue CVR’s totaling 5.468%.

Convertible notes outstanding subsequent to the Restructuring transaction totaled $26,357,000, which is comprised of $25,315,000 of Modified Notes and $1,042,000 of old notes held by Other Note Holders who declined to participate in the Restructuring. Management expects to redeem such remaining notes held by Other Note Holders for cash in the near future. The Restructuring is summarized in the table below:

			20%	50%		30%
			Cash	$3.40/share Shares #	Equity $	Modified Notes	CVR %

Large Note Holders	98.74%	$84,367,000	$16,875,500	12,406,913	$42,183,500	$25,308,000	5.465%
Other Note Holders	0.04%	38,000	12,000	5,588	19,000	7,000.003%
Total electing Restructuring	98.78%	84,405,000	$16,887,500	12,412,501	$42,202,500	$25,315,000	5.468%
Non-electing Note Holders	1.22%	1,042,000
Total notes subject to Restructuring	100.0%	$85,447,000

Cash paid in July 2012 pursuant to the Restructuring		(15,439,500)	(15,439,500)
Notes outstanding September 30, 2012		$70,007,500
Less: Non-electing Note holders		(1,042,000)
Total Notes participating in Restructuring		$68,965,500	$1,448,000	12,412,501	$42,202,500	$25,315,000
Restructuring transaction – November 27, 2012:
Remaining cash paid- Electing Note Holders		(1,448,000)
Equity issued		(42,202,500)
Modified Notes post closing		$25,315,000
Non-electing Other Note Holders		1,042,000
Notes remaining outstanding		$26,357,000

Litigation Settlement

During December 2008 the Company filed an action in the Ontario Surperior Court of Justice against Rusoro Mining Ltd and Rusoro’s financial advisor Endeavour Financial International Corporation relating to damages from an unsolicited takeover offer.  Both parties filed counterclaims in 2009 and the Company amended its original claim in 2010. On September 20, 2012, the Company entered a settlement agreement with both Endeavour and Rusoro.  Under the settlement dismissing all legal actions Endeavour paid the Company Cdn $1,500,000 and Rusoro paid Cdn $ 250,000, issued 2,500,000 common shares and a conditional promissory note in the amount of $1,000,000. The promissory note will become due and payable when Rusoro is successful in the arbitration it has commenced against the Venezuelan Government seeking compensation for the nationalization of Rusoro's gold assets in Venezuela.

Exploration Prospects

In May 2012 the Company entered into an Option Agreement with Soltoro Ltd. (“Soltoro”) whereby Soltoro granted Gold Reserve the right to earn an undivided 51% interest in the La Tortuga property located in Jalisco State, Mexico. The Option Agreement allows the Company to acquire an undivided 51% interest by making an aggregate $650,000 in option payments to Soltoro as well as expending $3 million on the property over 3 years. At completion of the earn-in a joint venture agreement will be formalized. The Company may subsequently exercise an option to acquire an additional 9% interest in the property for $2,000,000. Upon signing, the Company made an initial $50,000 option payment and at the end of July 2012 the Company made an additional $100,000 option payment to Soltoro. La Tortuga is an 11,562 hectare property being investigated for its base and precious metal potential with occurrences of copper and gold mineralization over 49 square kilometers. Work on the property has included 151 line-kilometers of Induced Polarization, diamond drill holes, mapping and sampling and ground magnetics. Inception to date, the Company has expended approximately $500,000 including $150,000 capitalized as property, plant and equipment.

In addition to the Company’s Option Agreement with Soltoro, management has identified a number of other potential mineral prospects and has signed or is in the process of signing confidentiality agreements allowing access to the target company’s confidential information regarding such prospects. As with any similarly-situated mining company, we are evaluating multiple prospects and these efforts are subject to, among other things, the mineralized potential, the terms of any agreement, the level and quality of previous work completed by the target companies, schedules, weather and geography. We are focusing on prospects that have potential for success and generally located in a politically friendly jurisdiction which has clear and well established mining, tax and environmental laws, an experienced mining authority and likely to be an open pit versus an underground prospect.

Financial Overview

The Company’s current financial position and continuing results of operations  are a product of the substantial operating deficits and Brisas Project development costs incurred since 1992, the issuance of $183 million of convertible notes and common shares and the acquisition of approximately $125 million of equipment subsequent to the issuance of the  Authorization to Affect, the subsequent termination of the development of Brisas and Choco 5, as a result of the seizure of the Brisas Project, the ongoing ICSID arbitration, the write-down of previously capitalized costs and equipment associated with the project development and the ongoing efforts to dispose of such equipment as well as the impact of the Restructuring described above and in Note 12 to the consolidated financial statements.

We have no commercial production at this time and, as a result, we have not recorded revenue or cash flows from mining operations and continue to experience losses from operations, a trend we expect to continue unless and until the investment dispute regarding Brisas is resolved favorably to the Company and/or we acquire or invest in an alternative project which results in positive results from operations.

Historically we have financed the Company’s operations through the issuance of common stock, other equity securities and convertible debt. The timing of any such new investment or transaction if any, and the amounts that may be required cannot be determined at this time and are subject to available cash, the collection, if any, of an award or settlement related to the Arbitration, sale of remaining equipment originally slated for the Brisas Project, the timing of the redemption of the remaining old notes held by Other Note Holders which did not elect to participate in the Restructuring and/or future financings, if any.  The Company has only one operating segment, the exploration and development of mineral properties.

Liquidity and Capital Resources

At September 30, 2012, the Company had cash and cash equivalents of approximately $14.2, million which represents a decrease from December 31, 2011 of approximately $43.4 million. The net decrease for the nine months was primarily due to cash used for redemption of convertible notes of $32.4 million (See Notes 12 and 14 to the consolidated financial statements) and cash used by operations of $11.5 million. The components of changes in cash are more fully described in the “Operating,” “Investing” and “Financing” Activities section below.

	2012	2011	Change
Cash and cash equivalents	$ 14,237,828	$ 57,677,370	$ (43,439,542)

As of September 30, 2012, our total financial resources, which include cash and cash equivalents and marketable securities, totaled approximately $14.9 million. In addition, the Company holds Brisas Project related equipment that it intends to dispose of in the near term. This equipment is carried on the balance sheet (as property, plant and equipment) at its estimated fair value of approximately $19 million.

The Offer period related to the convertible note Restructuring expired on November 23, 2012, thereafter the redemption of the existing notes pursuant to the Restructuring was finalized and the remaining cash, shares and modified notes were issued on or around November 27, 2012 (See Notes 12 and 14 to the consolidated financial statements). The Restructuring is summarized in the table below:

	Face Value	Redeemed for
	of Notes	Cash	Shares #	Shares $$	Modified Notes
Large Note Holders	$ 84,367,000	$ 16,875,500	12,406,913	$ 42,183,500	$ 25,308,000
Other Note Holders	38,000	12,000	5,588	19,000	7,000
	$ 84,405,000	$ 16,887,500	12,412,501	$ 42,202,500	$ 25,315,000
Non-electing Note Holders	1,042,000	1,042,000	-	-	-
	$85,447,000	$17,929,500	12,412,501	$ 42,202,500	$ 25,315,000
Cash paid in July 2012	(15,439,500)	(15,439,500)	-	-	-
Remaining Obligation	$70,007,500	$2,490,000	12,412,501	$ 42,202,500	$ 25,315,000

Electing Note Holders	$68,965,500	$1,448,000	12,412,501	$ 42,202,500	$ 25,315,000
Non-electing Note Holders	$1,042,000	$1,042,000	-	-	-
	$70,007,500	$2,490,000	12,412,501	$ 42,202,500	$ 25,315,000

The timing and extent of additional funding, if any, depends on a number of important factors, including, but not limited to the timing and outcome of our investment dispute with Venezuela, the timing and the amount of proceeds, if any, from the sale of Brisas Project related equipment, the extent of future acquisitions or investments, if any, status of the financial markets and our share price.

We believe that cash and investment balances and funds available from potential future equipment sales will be sufficient to enable us to fund our activities through 2013. As of November 29, 2012, we had approximately $11 million in cash and investments, which are held primarily in US dollar denominated accounts.

Operating Activities

Cash flow used by operating activities for the nine months ended September 30, 2012 and 2011 was approximately $11.5 million and $13.0 million, respectively. Cash flow used by operating activities consists of net operating losses (the components of which are more fully discussed below) adjusted for certain non-cash income and expense items primarily related to stock options and common shares issued in lieu of cash compensation, accretion of convertible notes, gains on sale of equipment and marketable securities, and certain non-cash changes in working capital. Cash flow used by operating activities during the nine months ended September 30, 2012 decreased from the prior comparable period primarily due to a decrease in professional fees and expenses connected with the arbitration and the receipt of funds as a result of settlement of litigation related to a 2008 unsolicited takeover bid for the Company. (See Note 13 to the consolidated financial statements)

Investing Activities

During the three and nine months ended September 30, 2012, net cash provided by investing activities decreased approximately $8.2 million and $16.9 million from the comparable periods in 2011. The decrease in funds provided by investing activities primarily resulted from the reduction in the sales of Brisas Project related equipment during the comparable periods. As of September 30, 2012, the Company held approximately $19 million of Brisas project related equipment intended for future sale.

		3 months			9 months
	2012	2011	Change	2012	2011	Change
Proceeds (net of purchases) of marketable securities	$ -	$ 300,856	$ (300,856)	$ 13,645	$ 862,763	$ (849,118)
Purchase of property, plant and equipment	(105,418)	(6,451)	(98,967)	(157,137)	(39,395)	(117,742)
Proceeds from sale of equipment	25,581	7,817,146	(7,791,565)	475,581	16,457,541	(15,981,960)
	$ (79,837)	$ 8,111,551	$ (8,191,388)	$ 332,089	$ 17,280,909	$ (16,948,820)

Financing Activities

During the nine months ended September 30, 2012, the Company redeemed $32.4 million of its convertible notes (See Liquidity and Capital Resources above and Notes 12 and 14 to the consolidated financial statements). The Company had no other significant financing activities in 2012 and 2011. Net proceeds from the issuance of common shares relate to the exercise of employee stock options and totaled $81,925 and $15,778 during the nine months ended September 30, 2012 and 2011, respectively.

Contractual Obligations

The following table sets forth information on the Company’s material contractual obligation payments for the periods indicated as of September 30, 2012:

	Payments due by Period
	Total	Less than 1 Year	1-3 Years	4-5 Years	More Than 5 Years
Convertible Notes(1)	$70,007,500	$44,692,500	$25,315,000	-	-
Interest	4,010,237	2,563,537	1,446,700	-	-
	$74,017,737	$47,256,037	$26,761,700	-	-

1         In May 2007, the Company issued $103,500,000 aggregate principal amount of senior subordinated convertible notes, of which $102,347,000 remained outstanding prior to June 15, 2012. Convertible notes with a face value of $1,153,000 were previously settled in cash or repurchased by the Company in the open market at a total cost of approximately $452,000.

On June 15, 2012, pursuant to the Put Option, note holders elected to surrender $16.9 million of the notes to the Company for cash. In July, 2012 the Company paid $15,439,500 in cash pursuant to the restructuring and on November 27, 2012 the Company finalized the Restructuring transaction by paying an additional $1,448,000 in cash and issuing $42,202,500 (12,412,501 common shares) of equity and $25,315,000 of modified debt. Total remaining debt as of November 27, 2012 includes $1,042,000 related to old notes held by Other Note Holders that did not elect to participate in the Restructuring. Such notes are expected to be redeemed in the near future. (See Notes 12 and 14 to the consolidated financial statements and management’s discussion and analysis). The Modified Notes are unsecured, bear interest at a rate of 5.50% annually, pay interest semi-annually in arrears and mature on June 29, 2014.

Results of Operations

Summary Results of Operations

Consolidated net loss for the three and nine months ended September 30, 2012 was approximately $1.7 million and $14.4 million, respectively, compared to $5.1 million and $17.1 million in the comparable periods in 2011.

		3 months			9 months
	2012	2011	Change	2012	2011	Change
Other Income	$ 1,905,894	$ 1,214,530	$ 691,364	$ 1,919,948	$ 2,338,132	$ (418,184)
Total expenses	(3,654,956)	(6,276,146)	2,621,190	(16,298,658)	(19,436,781)	3,138,123
Net Loss	$ (1,749,062)	$ (5,061,616)	$ 3,312,554	$(14,378,710)	$(17,098,649)	$ 2,719,939

Other Income

We have no commercial production at this time and, as a result, other income is often variable from period to period due to one-time or otherwise variable sources of income. The change in other income was primarily due to settlement of litigation in the third quarter of 2012 offset by decreases in gain on sale of equipment and gain on disposition of marketable securities.

		3 months			9 months
	2012	2011	Change	2012	2011	Change
Interest	$ 922	$ 25,598	$ (24,676)	$ 14,766	$ 112,399	$ (97,633)
Litigation settlement	1,891,035	-	1,891,035	1,891,035	-	1,891,035
Gain on disposition of marketable securities	-	243,565	(243,565)	7,373	755,233	(747,860)
Gain on sale of equipment	25,581	913,732	(888,151)	25,581	1,460,727	(1,435,146)
Foreign currency gain (loss)	(11,644)	31,635	(43,279)	(18,807)	9,773	(28,580)
	$ 1,905,894	$ 1,214,530	$ 691,364	$ 1,919,948	$ 2,338,132	$ (418,184)

Expenses

Total expenses for the three and nine months ended September 30, 2012 decreased $2.6 million and $3.1 million, respectively over the comparable periods in 2011. The decreases were primarily due to decreases in arbitration costs, equipment holding costs, Venezuelan expenses and interest partially offset by increases in legal and general and administrative costs, including exploration costs.

With the completion of the oral hearing in the Company’s arbitration against Venezuela in the first quarter of 2012, arbitration costs significantly decreased in the second and third quarters. Equipment holding costs have decreased as the Company has sold some of the equipment originally intended for the Brisas project and Venezuelan costs have decreased as the Company has significantly reduced its operations there. General and administrative expense increased primarily due to a non-cash increase in equity-based compensation and legal increased due to corporate and tax planning issues.

		3 months			9 months
	2012	2011	Change	2012	2011	Change
Corporate general and administrative	$ 1,231,499	$ 1,199,949	$ 31,550	$ 5,479,136	$ 5,525,691	$ (46,555)
Venezuelan expenses	75,212	145,037	(69,825)	531,005	893,794	(362,789)
Corporate communications	127,197	131,661	(4,464)	568,105	511,635	56,470
Exploration	149,487	-	149,487	334,276	-	334,276
Legal and accounting	554,446	124,750	429,696	1,152,425	427,689	724,736
	2,137,841	1,601,397	536,444	8,064,947	7,358,809	706,138
Arbitration	349,410	2,649,335	(2,299,925)	3,216,273	5,795,180	(2,578,907)
Equipment holding costs	198,025	330,497	(132,472)	758,436	1,269,058	(510,622)
Interest expense	969,680	1,694,917	(725,237)	4,259,002	5,013,734	(754,732)
Total Expenses for the Period	$ 3,654,956	$ 6,276,146	$ (2,621,190)	$ 16,298,658	$ 19,436,781	$ (3,138,123)

Off-Balance Sheet Arrangements

The Company is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company’s financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

Transactions with Related Parties

MGC Ventures Inc. (“MGC Ventures”). The Chief Executive Officer, President, Vice President-Finance and Vice President-Administration of the Company are also directors and/or officers and shareholders of MGC Ventures. On December 15, 2010, the non-affiliated shareholders of MGC Ventures approved the redemption of all of the shares of MGC Ventures common stock held by Gold Reserve. Gold Reserve received $0.9 million and recorded a gain on sale of subsidiary of $0.2 million. Prior to the redemption, Gold Reserve owned 12,062,953 common shares of MGC Ventures which represented 44% of its outstanding shares. MGC Ventures owned 258,083 common shares of the Company at September 30, 2012 and December 31, 2011.  During the last three years, the Company sublet a portion of its office space to MGC Ventures for $6,000 per year.

Great Basin Energies Inc. (“Great Basin”). The Chief Executive Officer, President, Vice President-Finance and Vice President-Administration of the Company are also directors and/or officers and shareholders of Great Basin. On December 15, 2010, the non-affiliated shareholders of Great Basin approved the redemption of all of the shares of Great Basin common stock held by Gold Reserve. Gold Reserve received $1.2 million and recorded a gain on sale of subsidiary of $0.3 million. Prior to the redemption, Gold Reserve owned 15,661,595 common shares of Great Basin which represented 45% of its outstanding shares. Great Basin owned 491,192 common shares of the Company at September 30, 2012 and December 31, 2011. During the last three years, the Company sublet a portion of its office space to Great Basin for $6,000 per year.

Exhibit 99.3         Chief Executive Officer’s Certification of Interim Filings

Form 52-109F2

Certification of interim filings – full certificate

I, Rockne J. Timm, Chief Executive Officer of Gold Reserve Inc., certify the following:

  I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Gold Reserve Inc. (the “issuer”) for the interim period ended September 30, 2012.
  Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
  Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
  The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
  Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer and I have, as at the end of the period covered by the interim filings

(a)           designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)                   material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)                 information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)                 designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1    The control framework the issuer’s other certifying officer and I used to design the issuer’s ICFR is the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework.

5.2    N/A

5.3    N/A

  The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2012 and ended on September 30, 2012 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: November 29, 2012

/s/Rockne J. Timm

    Rockne J. Timm

    Chief Executive Officer

Exhibit 99.4         Chief Financial Officer’s Certification of Interim Filings

Form 52-109F2

Certification of interim filings – full certificate

I, Robert A. McGuinness, Chief Financial Officer of Gold Reserve Inc., certify the following:

  I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Gold Reserve Inc. (the “issuer”) for the interim period ended September 30, 2012.
  Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
  Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
  The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
  Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer and I have, as at the end of the period covered by the interim filings

(a)           designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(iii)                material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(iv)               information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(c)                 designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1    The control framework the issuer’s other certifying officer and I used to design the issuer’s ICFR is the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework.

5.2    N/A

5.3    N/A

  The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2012 and ended on September 30, 2012 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: November 29, 2012

/s/Robert A. McGuinness

    Robert A. McGuinness

    Chief Financial Officer